

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 4, 2010

Mr. Jerald L. Shaw
Chief Executive Officer
Anchor Bancorp
601 Woodland Square, Loop SE
Lacey, Washington 98530

    **Re:    Anchor Bancorp**
          **Amendment Number 4 to Registration Statement on Form S-1**
          **Filed October 28, 2010**
          **File No. 333-154734**

Dear Mr. Shaw:

      We have completed our review of your filing.  We have no further comments at this time.

                    Sincerely,

                    Kathryn Sears McHale
                    Staff Attorney

cc:    John F. Breyer, Jr. Esquire
       Breyer & Associates PC
       8189 Greensboro Drive, Suite 785
       McLean, Virginia 22102